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                             July 8, 2020

       Frank Igwealor
       Chief Executive Officer
       Video River Networks, Inc.
       370 Amapola Ave., Suite 200A
       Torrance, CA 90501

                                                        Re: Video River
Networks, Inc.
                                                            Form 10-12G
                                                            Filed June 10, 2020
                                                            File No. 000-30786

       Dear Mr. Igwealor:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Registration Statement on Form 10-12G filed June 10, 2020

       General

   1. We note you filed a Form S-8 on November 27, 2019 along with a Form S-8 POS on
                                                        December 9, 2019. We
also note that you are not subject to the filing requirements of
                                                        Section 13 or Section
15(d) of the Securities Exchange Act of 1934. Additionally, you
                                                        had no assets, no
revenues and no operations as of June 30, 2019. (see Form 8-K filed on
                                                        12/11/2019)
Accordingly, you appear to have previously been a    shell company    as
                                                        defined by Rule 405 of
the Securities Act of 1933. Given these circumstances, please advise us how you are
eligible to use Form S-8 with its prohibition of the use of Form S-8 by shell companies, and
tell us whether you have offered or sold any securities pursuant to this registration
statement. We may have further comment.
   2. Your filing contains disclosures that do not appear to relate to Video River Networks. For example, your MD&A
refers to biopharmaceutical research and the development and
 Frank Igwealor
FirstName
Video RiverLastNameFrank
              Networks, Inc. Igwealor
Comapany
July 8, 2020NameVideo River Networks, Inc.
July 8,2 2020 Page 2
Page
FirstName LastName
         deployment of a financial product. We also note that your policy on related person transactions states that no member of the board can review a related person transaction if that member or an immediate family member is the related person, yet your only board members are spouses. Please review and revise your registration statement to ensure that all disclosures are relevant to Video River Networks.
3. Please update disclosure throughout your registration statement, including without limitation, statements regarding your ownership of three properties as of December 31,
         2019, and Mr. Igwealor   s 60% control of your voting stock as of
November 21, 2019.
         Please also update MD&A and market price for your common stock for interim periods for which financial information is required.
Results of Operations, page 48

4. You state that your general and administrative expenses were $0.00 for the period ended
         December 31, 2019. Your Statement of Operations indicate you had general and administrative expenses of $6,224 for the twelve months ended December 31, 2019. You also indicate that you reported a net loss of $0.00 both periods and an accumulated deficit of $19,120,096 and $19,113,872 respectively. Your Balance Sheets and Statements of
         Operations show different amounts. Please revise as appropriate or advise us. Also explain the unrealized gain on real estate noted during the twelve months ended December
         31, 2019.
We intend to implement the following tasks within the next twelve months , page
50

5.       We note your statement    if we are successful in raising capital
through the sale of shares
         offered for sale in this Filing we believe that the Company will have sufficient cash resources to fund its plan of operations for the next twelve months. Please note that by filing the Form 10-12G you are registering a class of securities under the Exchange Act of
         1934 but you are not registering the sale of securities under the Securities Act of 1933.
         Please revise your statement as appropriate.
Directors and Executive Officers, page 52

6. Please provide clear disclosure regarding the business experience of Mr. Frank Igwealor during the past five years, including his principal occupation and employment addressing each company where he worked as a director or executive officer during that time, the dates he served in those roles and the name and business of any corporation or other organization in which such occupation and employment was carried on, as required by Item 401(e)(1) of Regulation S-K. In this regard, we note disclosure in Item 7 indicating that both of your executive officers are also directors of a company called
         Goldstein Franklin Inc. This information should be included in the disclsoure of each person's business experience in response to Item 401(e) as well.
 Frank Igwealor
FirstName
Video RiverLastNameFrank
              Networks, Inc. Igwealor
Comapany
July 8, 2020NameVideo River Networks, Inc.
July 8,3 2020 Page 3
Page
FirstName LastName
Properties, page 52

7. We note that you indicate that you own three investment properties in Los Angeles
         California. Please revise to provide a brief and updated description of the investment properties as required by Item 102 of Regulation S-K.
Summary Compensation Table, page 55

8. We note that your Summary Compensation Table does not reflect the hiring bonus of
         30,769,230 shares issued to Mr. Igwealor. Please revise as appropriate. Also address whether the directors have received any compensation. Finally, revise the introductory paragraph on the Summary Compensation Table to clarify that the table covers all compensation awarded to, earned by, or paid to the named executive officers. We may have further comment.
Certain Relationships and Related Transactions, and Director Independence, page
56

9. Please revise to address the material terms of the $1,459,971 loan from Los Angeles
         Community Capital, an entity controlled by Mr. Igwealor. See Item 404(a) of Regulation
         S-K.
Recent Sales of Unregistered Securities, page 61

10. Please revise to indicate the agreed upon purchase price for the sale of the one Special
         2019 series A preferred share to CED Capital on October 29, 2019. Also revise your disclosure to address the issuance of the 30,769,230 shares to Mr. Igwealor.
Financial Statements and Exhibits, page 63

11. Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.
12. We note that financial statement information for the period ended December 31, 2018 has not been audited. Please clarify what the un-audited activity represents, to whom such activity belongs to and how such presentation of un-audited financial information for
         2018 meets the criteria outlined in Rule 8-02 of Regulation S-X.

13.      We note you account for your transaction with Community Economic
Development
         Capital LLC (CED Capital) as a reverse merger. Please note that in a reverse merger, the financial statements of the resulting merger should represent a continuation of the financial statements of the accounting acquirer. Reference is made to accounting guidance outlined in Section 40 of Topic 805 of the Financial Accounting Standards
         Codification. It appears in your fact pattern that CED Capital would be the accounting acquirer and based on disclosures within an 8-K filed on December 11, 2019, CED
         Capital was an entity that was formed on March 22, 2019. Please clarify how your financial statements are reflective of these facts, specifically the inception date of CED
         Capital on March 22, 2019, and/or revise your financial statements to properly reflect your
 Frank Igwealor
Video River Networks, Inc.
July 8, 2020
Page 4
         fact pattern and the time periods since inception. Any changes should be accompanied by a revised audit opinion that properly reflects the financial statements covered by the report.
14. Please include your articles of incorporation, material agreements with related parties such as any agreement evidencing the $1,459,971 loan from Los Angeles Community
         Capital, and all merger, share purchase or other acquisition agreements pursuant to which you acquired Community Economic Development Capital and issued the special preferred share as exhibits to the registration statement, listing them at Item 15(b).
Note 3. Real Estate Investments, page F-11

15. We note that real estate investments are measured at fair value. Please clarify your basis in GAAP for fair value treatment versus historical cost pursuant to the guidance outlined in Topic 360 of the Financial Accounting Standards Codification. In your response, please outline all the facts and circumstances you considered and cite the specific GAAP literature that you relied upon in arriving at your accounting treatment conclusion.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Isaac Esquivel at 202-551-3395 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact David Link at 202-551-3356 or Pam Long at 202-551-3765 with any other questions.



FirstName LastNameFrank Igwealor                               Sincerely,
Comapany NameVideo River Networks, Inc.
                                                               Division of
Corporation Finance
July 8, 2020 Page 4                                            Office of Real
Estate & Construction
FirstName LastName